                                  EXHIBIT 4.1
                         PIPELINE COMMUNICATIONS, INC.
                         Index to Financial Statements



                                                                  Page
Independent Auditors' Report                                       F-2

Balance Sheets as of December 31, 1995 and 1994                    F-3

Statements of Operations for the Years ended December 31,
 1995, 1994, and 1993                                              F-4

Statements of Shareholders' Equity (Deficit) for the Years ended
 December 31, 1995, 1994, and 1993                                 F-5

Statements of Cash Flows for the Years ended December 31,
 1995, 1994, and 1993                                              F-6

Notes to Financial Statements                                      F-8

                          INDEPENDENT AUDITORS' REPORT


The Board of Directors and Shareholders
Pipeline Communications, Inc.:


We have audited the accompanying balance sheets of Pipeline Communications, Inc. as of December 31, 1995 and 1994, and the related statements of operations, shareholders' equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pipeline Communications, Inc. as of December 31, 1995 and 1994 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1995 in conformity with generally accepted accounting principles.

                                    KPMG PEAT MARWICK LLP


March 11, 1996
Atlanta, Georgia

                         PIPELINE COMMUNICATIONS, INC.
                                 Balance Sheets
                           December 31, 1995 and 1994

                         Assets (Note 4)                                1995         1994
                         ---------------                            -----------   ---------

Cash and cash equivalents                                           $ 1,096,846     563,086
Accounts receivable, net of allowance for doubtful accounts of
 $37,000 and $11,000 at December 31, 1995 and 1994,
 respectively                                                           490,349     384,913
Other current assets                                                      4,853      45,835
                                                                    -----------   ---------
      Total current assets                                            1,592,048     993,834
                                                                    -----------   ---------

Property and equipment (note 2)                                         338,085     167,660
 Less accumulated depreciation and amortization                          71,586      19,135
                                                                    -----------   ---------
      Property and equipment, net                                       266,499     148,525
                                                                    -----------   ---------

Note receivable from employee (note 3)                                        -      52,911
Other assets                                                             13,759      12,688
                                                                    -----------   ---------

                                                                    $ 1,872,306   1,207,958
                                                                    ===========   =========
                       Liabilities, Redeemable Preferred
                       Stock, and Shareholders' Equity (Deficit)
                       -----------------------------------------

Accounts payable                                                    $   109,993     132,516
Note payable to bank (note 4)                                                 -      50,752
Current installments of long-term debt (note 5)                          31,005           -
Deferred revenue                                                        527,633     179,390
                                                                    -----------   ---------
      Total current liabilities                                         668,631     362,658

Long-term debt, excluding current installments (note 5)                  60,082           -
                                                                    -----------   ---------
      Total current liabilities                                         728,713     362,658
                                                                    -----------   ---------

Redeemable preferred stock, Series B, convertible, no stated
 value; liquidation preference, $4.75 per share plus 10%
 compounded annual return; redemption price at the greater
 of $7.65 per share or fair market value in November 1999;
 300,000 shares authorized, 263,158 and 131,579 shares
 issued and outstanding at December 31, 1995 and 1994,
 respectively (note 6)                                                1,343,063     578,707
                                                                    -----------   ---------

Shareholders' equity (deficit) - (notes 6, 7, 10, and 11):
 Common stock, no par value; 5,000,000 shares authorized;
   933,240 shares issued and 913,655 shares outstanding at
   December 31, 1995 and 933,240 shares issued and
   outstanding at December 31, 1994                                           -           -
 Additional paid-in capital                                           1,092,723   1,844,308
 Accumulated deficit                                                 (1,213,853)   (728,096)
 Unamortized stock option compensation                                        -    (849,619)
 Treasury stock, 19,585 shares at cost                                  (78,340)          -
                                                                    -----------   ---------
      Total shareholders' equity (deficit)                             (199,470)    266,593

Commitments (notes 5, 6, 7, and 9)
                                                                    -----------   ---------
                                                                    $ 1,872,306   1,207,958
                                                                    ===========   =========

See accompanying notes to financial statements.

                         PIPELINE COMMUNICATIONS, INC.
                            Statements of Operations
                 Years ended December 31, 1995, 1994, and 1993


                                                       1995         1994       1993
                                                    -----------  ----------  ---------

Revenues (note 10(a)):
 Transactions                                       $1,515,744     474,195          -
 Software development                                  447,435     531,972      9,450
 Royalties                                             190,839           -          -
                                                    ----------   ---------   --------
      Total revenues                                 2,154,018   1,006,167      9,450

Cost of revenues                                       818,725     329,914     43,050
                                                    ----------   ---------   --------
      Gross profit (loss)                            1,335,293     676,253    (33,600)

Selling, general, and administrative expenses
 (note 7(d)(ii))                                     1,364,773     672,845    213,823
Research and development expenses                      345,260     266,085    199,864
                                                    ----------   ---------   --------
      Operating loss                                  (374,740)   (262,677)  (447,287)

Interest (income) expense, net                         (28,339)      2,382      1,000
                                                    ----------   ---------   --------
      Loss before income taxes                        (346,401)   (265,059)  (448,287)

Income taxes (note 8)                                        -           -          -
                                                    ----------   ---------   --------

      Net loss                                      $ (346,401)   (265,059)  (448,287)
                                                    ==========   =========   ========

See accompanying notes to financial statements.

                         PIPELINE COMMUNICATIONS, INC.
                  Statements of Shareholders' Equity (Deficit)
                 Years ended December 31, 1995, 1994, and 1993

                        Preferred Stock
                           Class A                                                                                     Total
                         Convertible    Common Stock     Additional                 Unamortized     Treasury Stock   shareholders
                        -------------- ----------------    paid-in    Accumulated   stock option  -----------------     equity
                         Shares Amount Shares   Amount    capital      deficit      compensation  Shares   Amount      (deficit)
                        ------- ------ -------  -------  -----------  ------------  ------------  ------  ---------  -------------
Initial capitalization
 on 5/20/93 (note 7(a))..     - $   -  500,000  $     -          100             -             -       -   $    -             100
Issuance of common stock
to founding employees
and investor(note 7(a))..     -     -   37,000        -            -             -             -       -        -             -
Issuance of common stock
in exchange for note
payable (note 7(a))......     -     -   25,000        -       50,000             -             -       -        -        50,000
Issuance of Class A
 Convertible preferred
 stock in exchange for
 $27,000 face amount
 convertible note
 payable (note 7(b))..... 1,000 27,000       -        -            -             -             -       -        -         27,000
Issuance of common
 stock (note 7(c ))......     -     -  151,826        -      343,636             -             -       -        -        343,636

Net loss.................     -     -        -        -            -      (448,287)            -       -        -       (448,287)
                          ------------------------------------------------------------------------------------------------------
Balance at December 31,
 1993.................... 1,000 27,000 713,826        -      393,736      (448,287)            -       -        -        (27,551)

Conversion of Class A
convertible preferred
stock to common stock
(note 7(b))..............(1,000)(27,000)     -        -            -             -             -        -        -         27,000
Issuance of common stock
 (note 7 (c ))...........     -     -  140,100        -      541,275             -             -        -        -        541,275
Accretion of discount on
 Series B convertible
 preferred stock (note 6
 (b))....................     -     -        -        -            -       (14,750)            -        -        -        (14,750)
Amendment of stock option
 resulting in unamortized
 compensation (note
 7(d)(ii))...............           -        -        -      882,297             -      (882,297)       -        -              -
Amortization of
 compensation expense         -     -        -        -            -                      32,678        -        -         32,678
 under stock option
 (note 7(d)(ii)).........
Net loss.................     -     -        -        -            -      (265,059)            -        -        -       (265,059)
                           ------------------------------------------------------------------------------------------------------
Balance at December 31,
 1994....................     -     -   933,240       -    1,844,308      (728,096)     (849,619)       -        -        266,593

Accretion of discount on
 Series B convertible
 preferred stock (note
 6(b))...................     -     -         -       -            -      (139,356)            -        -         -       (139,356)

Amortization of
 compensation expense
 under stock option
 (note  7(d)(ii))........     -     -         -       -             -             -        98,034        -         -         98,034
Cancellation of stock
 option (note 7(d))           -     -         -       -      (751,585)            -       751,585        -         -              -
Purchase of treasury stock
 stock (note 7(d)(ii))...     -     -         -       -             -             -             -   19,585   (78,340)       (78,340)

Net loss.................     -     -         -       -             -      (346,401)            -        -         -       (346,401)
                           --------------------------------------------------------------------------------------------------------
Balance at December 31,
 1995....................     -   $ -   933,240     $ -     1,092,723    (1,213,853)            -   19,585  $(78,340)      (199,470)
                           --------------------------------------------------------------------------------------------------------

See accompanying notes to financial statements.

                         PIPELINE COMMUNICATIONS, INC.
                            Statements of Cash Flows
                 Years ended December 31, 1995, 1994, and 1993


                                                                  1995         1994       1993
                                                               -----------  ----------  ---------

Cash flows from operating activities:
 Net loss                                                      $ (346,401)   (265,059)  (448,287)
 Adjustments to reconcile net loss to net cash
   provided by (used in) operating activities:
    Depreciation                                                   54,044      18,560        575
    Provision for doubtful accounts                                39,124      15,140          -
    Loss on disposal of equipment                                   2,958           -          -
    Noncash stock option compensation expense                      98,034      32,678          -
    (Increase) decrease in:
     Accounts receivable                                         (144,560)   (382,462)   (17,591)
     Other assets                                                  39,911     (55,092)    (3,431)
    Increase (decrease) in:
     Accounts payable                                             (22,523)    105,238     27,278
     Deferred revenue                                             348,243      64,390    115,000
                                                               ----------   ---------   --------
         Net cash provided by (used in)
          operating activities                                     68,830    (466,607)  (326,456)
                                                               ----------   ---------   --------

Cash flows from investing activities:
 Purchases of property and equipment                             (174,976)   (152,239)   (15,421)
 Proceeds from repayment of note receivable from
   employee                                                        52,911           -          -
 Advances to employee under note receivable                             -     (40,766)   (12,145)
                                                               ----------   ---------   --------
         Net cash used in investing activities                   (122,065)   (193,005)   (27,566)
                                                               ----------   ---------   --------

Cash flows from financing activities:
 Proceeds from issuance of common stock                                 -     541,275    343,736
 Proceeds from issuance of Series B convertible
   preferred stock                                                625,000     563,957          -
 Proceeds from note payable                                             -           -     50,000
 Proceeds from convertible note payable                                 -           -     27,000
 Purchase of treasury stock                                       (78,340)          -          -
 Increase in note payable to bank, net                             60,380      50,752          -
 Repayment of long-term debt                                      (20,045)          -          -
                                                               ----------   ---------   --------
         Net cash provided by financing activities                586,995   1,155,984    420,736
                                                               ----------   ---------   --------

         Net increase in cash and cash equivalents                533,760     496,372     66,714

Cash and cash equivalents at the beginning of the period          563,086      66,714          -
                                                               ----------   ---------   --------

Cash and cash equivalents at the end of the period             $1,096,846     563,086     66,714
                                                               ==========   =========   ========
Cash paid during the period for interest                       $   10,505       2,382      1,000
                                                               ==========   =========   ========

                                                            (Continued)

                         PIPELINE COMMUNICATIONS, INC.
                            Statements of Cash Flows


                                                          1995        1994         1993
                                                        --------    --------     --------

Supplemental disclosure of noncash transactions:
 Refinancing of amount outstanding under credit
   facility into long-term debt                      $   111,132           -            -
                                                        ========    ========     ========

 Exchange of note payable for 25,000 shares of
   common stock                                      $         -           -       50,000
                                                        ========    ========     ========

 Exchange of convertible note payable for 1,000
   shares of Class A preferred stock                 $         -           -       27,000
                                                        ========    ========     ========

See accompanying notes to financial statements.

                         PIPELINE COMMUNICATIONS, INC.
                         Notes to Financial Statements
                       December 31, 1995, 1994, and 1993

(1) Summary of Significant Accounting Policies
    ------------------------------------------

   (a) Business and Basis of Presentation
       ----------------------------------

       Pipeline Communications, Inc. (the Company) was incorporated under the laws of the State of Georgia in June 1992 and began operations in May 1993. The Company was formed to develop, integrate, market, and support software products used to provide services that facilitate communications between the Company's customers and the ultimate buyers of products sold by the Company's customers. The Company provides services which primarily include electronic warranty registration processing to customers in the personal computer hardware and software industry under contracts with terms that range from one to three years. Revenues are derived principally from developing software and processing electronic warranty registrations and other transactions for customers.

       Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

   (b) Revenue Recognition and Deferred Revenue
       ----------------------------------------

       Revenues from processing transactions are recorded as the transactions are processed for customers and includes revenues associated with certain contractual monthly transaction minimums. Revenues derived from software development are recognized upon delivery of the developed software.

       Deferred revenues represent payments from customers for services billed in advance.

       In 1994, the Company entered into a reseller arrangement with a related party to provide the reseller with a fixed number of transactions for resale in exchange for a fixed payment stream from execution through September 1995 aggregating $750,000.

       The reseller can resell transactions under the terms of this arrangement through December 1996. The Company has allocated the amount of revenue received under the terms of this arrangement between (1) revenues from total expected transactions based upon actual and estimated transaction volumes and the fixed price per transaction and (2) excess revenues. The Company is recognizing revenue related to expected transactions as transactions occur and is recognizing the excess revenues using the straight-line method beginning in 1995 through December 1996. The Company's 1995 financial statements include approximately $250,000 in transaction revenues and $500,000 in deferred revenue related to this reseller arrangement.

                         PIPELINE COMMUNICATIONS, INC.
                         Notes to Financial Statements

   (c) Cash and Cash Equivalents
       -------------------------
       Cash and cash equivalents include amounts on deposit with a commercial bank and money market mutual funds. The Company classifies all highly liquid investments with original maturities of 90 days or less as cash and cash equivalents

   (d) Property and Equipment
       ----------------------
       Property and equipment are recorded at cost, less accumulated depreciation and amortization, which is provided using the straight-line method over the estimated useful lives of the related assets which is generally five years.

   (e) Research and Development and Software Development
       -------------------------------------------------
       Research and development costs consist principally of compensation and benefits paid to the Company's employees and an allocation of related overhead. All research and development costs are expensed as incurred.

       The Company's policy is to expense all software development costs associated with establishing technological feasibility which the Company defines as completion of beta testing. Because of the insignificant amount of cost incurred by the Company between completion of beta testing and release of the product to customers, the Company has not capitalized any software development costs in the accompanying financial statements.

   (f) Income Taxes
       ------------
       The Company uses the asset and liability method of accounting for income taxes in accordance with Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes" (Statement 109). Under the asset and liability method of Statement 109, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and net operating loss and tax credit carryforwards. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

   (g) Fair Values of Financial Instruments
       ------------------------------------
       The Company uses financial instruments in the normal course of its business. The carrying values of cash equivalents, accounts receivable, accounts payable, and deferred revenue approximate fair value due to the short-term maturities of these assets and liabilities. The Company believes the fair value of its credit facility and long-term debt is not significantly different from its carrying value.

   (h) Reclassifications
       -----------------
       Certain reclassifications have been made to the 1994 and 1993 financial statements to conform to the presentation adopted in 1995.

                         PIPELINE COMMUNICATIONS, INC.
                         Notes to Financial Statements

   (i) Recent Accounting Pronouncement
       -------------------------------

       On October 23, 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123). SFAS No. 123 allows companies to retain the current approach set forth in APB Opinion No. 25, "Accounting for Stock Issued to Employees" (APB Opinion No. 25) for recognizing stock-based expense in their financial statements in lieu of the new accounting method prescribed by SFAS No. 123 based on the estimated fair value of employee stock options. Companies that do not follow the new fair value based method will be required to provide expanded footnote disclosures. The provisions of SFAS No. 123 are effective for fiscal years beginning after December 15, 1995. However, disclosure of the pro forma net income and earnings per share, as if the fair value method of accounting for stock-based compensation had been elected, is required for all awards granted in fiscal years beginning after December 15, 1994.

       The Company intends to continue accounting for stock-related compensation using APB Opinion No. 25 and will provide the expanded footnote disclosures required under SFAS No. 123 beginning with its 1996 financial statements.

(2) Property and Equipment
    ----------------------

    Property and equipment as of December 31, 1995 and 1994 consists of the following:

                                                          1995     1994
                                                        --------  -------

      Furniture and fixtures                            $ 19,710    6,258
      Computer and telecommunications equipment          273,450  145,493
      Purchased computer software                         44,925   15,909
                                                        --------  -------
                                                         338,085  167,660
      Less accumulated depreciation and amortization      71,586   19,135
                                                        --------  -------

           Property and equipment, net                  $266,499  148,525
                                                        ========  =======

(3) Note Receivable from Employee
    -----------------------------

    On December 21, 1994, the Company formalized certain advances made to an employee during 1993 and 1994 into a term note receivable, bearing interest at 8% per annum, due on December 21, 1996. On June 26, 1995, the employee repaid the Company all amounts outstanding under the note receivable.

(4) Note Payable to Bank
    --------------------

    The Company maintains a $200,000 revolving credit facility (the facility) with a commercial bank for working capital and equipment purchases. The facility bears interest at the prime rate plus 1% with interest payable monthly through May 15, 1996. Advances under the facility are limited to the lesser of $200,000 or the sum of 80% of qualifying accounts receivable and 50% of property and equipment. The facility contains certain restrictive covenants and is secured by all tangible and copyrighted, patented, and trademarked intangible assets of the Company.

                         PIPELINE COMMUNICATIONS, INC.
                         Notes to Financial Statements

(5) Long-Term Debt
    --------------
    Long-term debt outstanding at December 31, 1995 consists of the following:

      Note payable to bank bearing interest at 11% in equal monthly installments of principal and interest of $3,648 through
        June 1998, secured by telecommunications equipment                $  91,087
      Less current installments of long-term debt                           (31,005)
                                                                             ------
              Long-term debt, excluding current installments              $  60,082
                                                                             ======

    Future maturities of long-term debt for the next three years are summarized as follows:

                Year ending
                December 31,
                ------------
                   1996                           $  31,005
                   1997                              39,107
                   1998                              20,975
                                                  ---------
                   Total long-term debt           $  91,087
                                                  =========

(6) Series B Convertible Redeemable Preferred Stock
    -----------------------------------------------

    (a) Amendment to the Articles
        -------------------------

        On November 8, 1994, the Company's articles of incorporation were amended to authorize the issuance of up to 300,000 shares of Series B Convertible Preferred Stock (Series B CPS) and to terminate the previous authorization of Class A CPS. Holders of Series B CPS are entitled to voting rights equivalent to the voting rights they would hold as if their holdings were converted to common stock, are entitled to name a member to the Company's Board of Directors, and are entitled to dividends before any dividends are declared or paid on the Company's common stock. In the event of liquidation of the Company, holders of the Series B CPS are entitled to a liquidation preference over common shareholders at an amount per share equal to the greater of (1) $4.75 per share plus a 10% compounded annual return or (2) fair market value per share, as defined.

        Holders of Series B CPS may convert to the Company's common stock at any time. The number of common shares to be received by the holders upon conversion is equivalent to the number of shares of Series B CPS held times $4.75 per share divided by the "Series B Conversion Price," as defined. At the date of issuance, the Series B Conversion Price was equal to $4.75 per share and is subject to adjustment from time to time based upon certain antidilutive provisions. Upon the consummation of an underwritten public offering, as defined, all outstanding Series B CPS would automatically convert to the Company's common stock. The holders of the Series B CPS have a mandatory redemption feature which obligates the Company to redeem all outstanding shares of the Series B CPS at any time beginning five years from the date of their initial issuance at a price per share equal to the greater of (1) $7.65 per share or (2) fair market value, as defined. The terms of the Series B CPS, among other things, restrict the Company from creating any senior classes of equity, consolidating or merging with another company, amending or repealing its Articles of Incorporation or By-Laws, or repurchasing any class of equity security from shareholders without the prior consent of the Series B CPS shareholders.

                         PIPELINE COMMUNICATIONS, INC.
                         Notes to Financial Statements


    (b) Issuance of Series B CPS
        ------------------------

        On November 8, 1994, the Company issued 131,579 shares of the Company's Series B CPS and warrants to acquire another 131,579 shares of Series B CPS at an exercise price of $4.75 per share resulting in cash proceeds to the Company, net of offering costs, of $563,957. All proceeds from the issuance of the Series B CPS and related warrants have been allocated by the Company to the Series B CPS. On May 4, 1995, warrants to acquire 131,579 shares of the Company's Series B CPS were exercised resulting in cash proceeds to the Company of $625,000.

        The Company is accreting the discount ($824,202) resulting from the difference between the initial carrying amount ($1,188,957) of the Series B CPS and its mandatory redemption value ($2,013,159) using the straight-line method from the respective issuance date through November 8, 1999, the earliest date that the holders may require redemption.

        The Company has reflected $139,356 and $14,750 in discount accretion on the Series B CPS in the accompanying statement of shareholders' equity (deficit) for the years ended December 31, 1995 and 1994 through a charge to the Company's accumulated deficit and an increase in the carrying value of the Series B CPS.

(7) Shareholders' Equity (Deficit)
    ------------------------------

    (a) Initial Capitalization
        ----------------------

        The Company issued 500,000 shares of common stock to the Company's founder and chief executive officer for $100 and issued 35,500 shares of the Company's common stock to certain founding employees during the initial capitalization and formation of the Company. Because of the development stage nature of the Company's operations at the date of issuance, the common stock issued was deemed to have little value and, therefore, no compensation expense has been reflected in the Company's 1993 statement of operations.

        The Company received funding during its start-up phase from an individual, who later became a shareholder and director, in the form of a $50,000 note payable bearing interest at 8% due and payable on October 12, 1993. The Company also issued 1,500 shares of common stock to this individual as additional consideration for providing this start-up financing. On October 12, 1993, the Company issued 25,000 shares of common stock and warrants to acquire 17,000 shares of common stock at $4.00 per share expiring on October 31, 1996 to this individual as payment in full of the Company's obligations under the $50,000 note payable. The financing cost associated with the 1,500 shares was not significant and the carrying value of the note payable was allocated to the 25,000 shares of common stock issued through a transfer to shareholders' equity.

                         PIPELINE COMMUNICATIONS, INC.
                         Notes to Financial Statements


    (b) Class A Convertible Preferred Stock
        -----------------------------------

        The Company was also funded by borrowings from an investor (a founding investor) under a $27,000 face amount note payable convertible into the Company's Class A Convertible Preferred Stock (Class A CPS), which entitled the holder to voting rights equivalent to ownership of 10% of the Company's common stock. On August 9, 1993, this convertible note payable was converted by the holder into 1,000 shares of the Company's Class A CPS. The terms of the Class A CPS provided the holders with the option to convert to common stock at any time and also contained an automatic conversion feature into the Company's common stock upon the occurrence of a triggering event, as defined. The conversion features of the Class A CPS entitled the holders to exchange their ownership in the Class A CPS for a number of common shares equivalent to 10% of the then outstanding common stock of the Company.

        On January 24, 1994, a triggering event resulted in the conversion of the 1,000 shares of Class A CPS into 79,314 shares of the Company's common stock.

    (c) Common Equity Offerings
        -----------------------

        During 1993 and 1994, the Company sold common stock to raise capital to support and sustain its operations. Cash proceeds from issuances of common stock, net of related offering costs, were $541,275 (140,100 common shares) and $343,636 (151,826 common shares), respectively, for the years ended December 31, 1994 and 1993.

    (d) Outstanding Warrants and Options
        --------------------------------

        (i)  Warrants
             --------

             During 1993, the Company granted warrants to acquire 25,000 shares of the Company's common stock at an exercise price of $4.00 per share in exchange for services and in connection with certain financing activities (see note 7(a)). All of these warrants are currently exercisable, expire on October 31, 1996, and are outstanding at December 31, 1995.

        (ii) Nonqualified Stock Options
             --------------------------
             Founder Option
             --------------

             In 1993, the Company's founder and chief executive officer granted an option to a key employee to acquire 222,241 shares of the Company's common stock from the founder at an exercise price of $0.03 per share. The terms of the option provided for the option to become exercisable only upon a change in control, as defined. On November 8, 1994, the option was amended and restated to provide for a vesting in the option to acquire 222,241 common shares beginning on that date through May 8, 1999.

                         PIPELINE COMMUNICATIONS, INC.
                         Notes to Financial Statements


           This amendment and restatement established a new measurement date for the compensation expense associated with this stock option grant. On that date, the Company recorded a credit to additional paid-in capital and a debit to unamortized stock option compensation of $882,297, the difference in the fair value of the common stock under option and the exercise price at the new measurement date. The Company is amortizing the compensation expense associated with this stock option grant using the straight-line method through a charge to selling, general, and administrative expenses over the vesting period. The Company recorded $98,034 in 1995 and $32,678 in 1994 in compensation expense in the accompanying statements of operations to reflect this compensatory stock option grant.

           On June 26, 1995, the employee resigned from the Company, exercised his rights under the stock option grant to acquire 23,335 shares of the Company's common stock from the founder, and forfeited his rights with respect to the 198,906 shares under the stock option grant that were not vested at the date of his resignation. Simultaneous with this event, the Company purchased 18,335 shares from this former employee in a treasury stock transaction for $73,340 ($4.00 per share).

           Other Nonqualified Stock Options
           --------------------------------

           The Company has also granted certain nonqualified stock options to acquire common stock to certain service providers (nonemployees) during 1993 and 1994 in exchange for consulting and legal services. A summary of activity in these options is included below :


                                                      Outstanding  Exercise price
                                                        options      per share
                                                      -----------  --------------

          Options outstanding at formation                      -               -
          Options granted                                   7,000   $        0.10
                                                           ------   -------------
          Options outstanding at December 31, 1993          7,000   $0.10 - $1.00

          Options granted                                   6,000   $        0.10
                                                           ------   -------------
          Options outstanding at December 31, 1994         13,000   $0.10 - $1.00

          Options granted                                       -               -
                                                           ------   -------------

          Options outstanding at December 31, 1995         13,000   $0.10 - $1.00
                                                           ======   =============

           All of these options are exercisable currently and expire beginning in August 2000 through December 2000.

    (iii) Incentive Stock Option Plan
          ---------------------------
          The Company maintains an incentive stock option plan (the Plan) to encourage key employees to become shareholders of the Company. The Plan provides for 75,000 shares of the Company's common stock to be reserved for issuance under the Plan.

                         PIPELINE COMMUNICATIONS, INC.
                         Notes to Financial Statements


          All options granted under the terms of the Plan are intended to qualify for Federal income tax purposes as incentive stock options. The exercise price of options granted under the Plan is determined by the Company's Board of Directors, but shall not be less than the estimated fair market value of the Company's common stock at the date of grant. Other terms of options granted under the Plan, such as vesting and exercise period, are determined by the Board of Directors subject to the terms of the Plan. Activity in outstanding stock options granted under the Plan are summarized as follows:

                                                       Outstanding   Exercise price
                                                         options       per share
                                                       ------------  --------------

           Options outstanding at formation                      -                -
           Options granted                                       -                -
           Options canceled                                      -                -
                                                            ------            -----
           Options outstanding at December 31, 1993              -                -

           Options granted                                  37,000            $4.00
           Options canceled                                      -                -
                                                            ------            -----
           Options outstanding at December 31, 1994         37,000            $4.00

           Options granted                                  18,800            $4.00
           Options canceled                                 (8,000)           $4.00
                                                            ------            -----

           Options outstanding at December 31, 1995         47,800            $4.00
                                                            ======            =====

           Options exercisable at December 31, 1995          7,250
                                                            ======

    (e) Stockholders Agreement
        ----------------------
        In connection with the issuance of the Series B CPS described in note 6 above, the Company entered into a Stockholders Agreement (the Agreement) with all Series B CPS holders and certain common shareholders of the Company. The Agreement provides, among other things, a formula for determining the number and composition of the Company's Board of Directors and provides the Company with the right to repurchase shares from certain common shareholders of the Company in the event the employment of any of these employee/shareholders is terminated. The number of shares available for repurchase and the price at which such shares can be repurchased by the Company are determined by certain formulas included among the terms of the Agreement. The Agreement also restricts the transfer or sale of any shares by any of the preferred or common shareholders that are parties to the Agreement and provides the preferred and common shareholders with certain preemptive rights with respect to equity offerings, as defined.

                         PIPELINE COMMUNICATIONS, INC.
                         Notes to Financial Statements


(8)  Income Taxes
     ------------
     The Company has not recorded any income tax expense (benefit) through December 31, 1995 because of operating losses incurred since inception. The Company's effective tax rate is different from amounts computed by applying the statutory U.S. Federal income tax rate of 34% to the loss before income taxes because the Company has provided a valuation allowance against substantially all of its deferred income tax assets.

     The tax effects of temporary differences that give rise to deferred income tax assets and liabilities at December 31, 1995 and 1994 are presented below:

                                                                      1995     1994
                                                                    --------  -------

      Deferred income tax assets:
        Net operating loss carryforwards                            $341,000  327,882
        Research and experimentation credit carryforwards             41,000   24,039
        Effect of accrual versus cash accounting method               56,150        -
                                                                    --------  -------
            Total deferred income tax assets                         438,150  351,921

        Less valuation allowance                                     425,644  280,479
                                                                    --------  -------
            Net deferred income tax assets                            12,506   71,442
                                                                    --------  -------

      Deferred income tax liabilities:
        Property and equipment, due to differences
         in depreciation                                             (12,506)  (6,578)
        Effect of accrual versus cash accounting method                    -  (64,864)
                                                                    --------  -------
            Total deferred income tax liabilities                    (12,506)  (71,442)
                                                                    --------   -------

            Net deferred income tax asset (liability)        $             -         -
                                                                    ========   =======

    The net increase in the valuation allowance for the years ended December 31, 1995, 1994, and 1993 was $145,165, $100,257, and $44,908, respectively. In assessing the recoverability of deferred income tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred income tax assets will be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of taxable income during the periods in which those temporary differences are deductible. The Company considers the scheduled reversal of deferred income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. In order to fully realize the deferred income tax assets, the Company will need to generate future taxable income of approximately $1,100,000. Because of the uncertainties with respect to the Company's ability to generate taxable income in the future sufficient to realize the benefits of the Company's deferred income tax assets, the Company has provided a valuation allowance against all of the deferred income tax assets at December 31, 1995 and 1994.

                         PIPELINE COMMUNICATIONS, INC.
                         Notes to Financial Statements


    As of December 31, 1995, the Company has net operating loss and research and experimentation credit carryforwards for Federal income tax purposes of approximately $875,000 and $41,000, respectively, which are available to offset future Federal taxable income subject to the limitation described below. These carryforwards expire beginning 2008 through 2010.

    As a result of certain equity transactions that occurred during 1994 and the resulting ownership changes in the Company, the Company's ability to recognize income tax benefits from net operating loss and research and experimentation credit carryforwards in 1996 is limited under Internal Revenue Code Section 382. Included in the Company's net operating loss and research and experimentation credit carryforwards disclosed above is approximately $67,000 in net operating loss carryforwards and $23,000 in research and experimentation credit carryforwards which the Company cannot use until 1997.

(9) Commitments
    -----------
    (a) Lease Commitments
        -----------------
        The Company leases office facilities and other equipment under noncancelable operating lease agreements through November 1999. Future minimum lease payments under all such noncancelable lease agreements with remaining terms greater than one year for the next four years and in the aggregate are summarized as follows:

             Year ending December 31,
             ------------------------

                   1996                         $120,093
                   1997                          111,944
                   1998                           88,832
                   1999                           69,784
                                                --------

                                                $390,653
                                                ========

       Rental expense under cancelable and noncancelable operating lease agreements for the years ended December 31, 1995, 1994, and 1993 was $99,152, $40,778, and $8,891, respectively.

  (b)  Employee Benefit Plan
       ---------------------
       Effective August 1995, the Company adopted a contributory retirement plan qualifying under Section 401(k) of the Internal Revenue Code for the benefit of all eligible employees. The Company did not make a contribution to the plan during 1995.

(10)  Major Customers and Related Party Transactions
      ----------------------------------------------
      (a)  Major Customers
           ---------------
           For the year ended December 31, 1995, three customers accounted for 15%, 14%, and 12% of total revenues. For the year ended December 31, 1994, two customers accounted for approximately 18% and 17% of total revenues. The Company's total revenues for 1993 were derived from one customer.

                         PIPELINE COMMUNICATIONS, INC.
                         Notes to Financial Statements


      (b)  Related Party Transactions
           --------------------------
           During the years ended December 31, 1995 and 1994, the Company received revenue of $172,000 and $99,000 from a company controlled by one of the Company's shareholders. The Company has also accrued expenses payable to another shareholder/director of approximately $9,250, $13,000, and $5,000 for consulting services provided to the Company during the years ended December 31, 1995, 1994, and 1993, respectively.

           The Company believes the terms and conditions of these transactions are comparable to terms which could have been obtained in transactions with unaffiliated parties.

(11) Subsequent Event (Unaudited)
     ----------------------------
     On May 30, 1996, the Company entered into an agreement to merge with IntelliQuest Delaware, Inc., a wholly owned subsidiary of IntelliQuest Information Group, Inc. (IntelliQuest) in a tax-free stock for stock exchange. Pursuant to the agreement, each of the shares of the Company's common stock and Series B CPS issued and outstanding immediately before the effective date was automatically converted into the right to receive 0.4318 shares of IntelliQuest common stock. In addition, all options and warrants to purchase the Company's common stock then outstanding were assumed by IntelliQuest. The merger was completed on May 31, 1996.